EXHIBIT 1

Daniel J. Donoghue
Managing Partner
1 312 265 9604
ddonoghue@thediscoverygroup.com

July 8, 2008

The Board of Directors

c/o David M. Young, Corporate Secretary

TESSCO Technologies Incorporated

11126 McCormick Road

Hunt Valley, MD  21031

Dear Directors:

Several important proposals are to be considered at the Annual Meeting of Shareholders on July 24, 2008.  Discovery Group (“Discovery”) is the largest independent shareholder of TESSCO holding 635,399 shares or approximately 13% of the common stock outstanding.  As such, we feel obliged to explain the votes we are submitting with our proxy.

Proposal No. 1 - Election of Directors

Discovery voted against (“Withhold Authority”) Messrs. Barnhill and Konsynski.  While we hold both director nominees in high professional regard, we are dismayed by the Board’s adoption on February 1, 2008 of (i) a Shareholder Rights Plan (“Poison Pill”) to prevent ownership of more than 20% of TESSCO stock, and (ii) an amendment to the Company’s Bylaws increasing the percentage of consenting stockholders that are required to call a special stockholder meeting from 25% to 50%.  We believe both these items are material to the rights and ownership value of TESSCO shares and, therefore, should have been voted upon by the stockholders.

We have been suspicious of the motives behind these Board actions given the circumstances under which they occurred.  The Board appears to have acted in direct response to a filing by Brightpoint, Inc. on November 19, 2007 disclosing that Brightpoint had acquired 470,000 shares, which is approximately 9.1% of the outstanding TESSCO shares.  Brightpoint, a larger distributor of wireless devices and accessories, is a logical strategic acquirer of TESSCO.  The aim of the Poison Pill seems to be to thwart any attempt by Brightpoint, or others, to acquire TESSCO regardless of the potential benefits of such a transaction.  The Bylaw changes serve to bolster this defensive tactic by making it more difficult for shareholders to override the Poison Pill.  Our suspicions were confirmed on July 1, 2008, when TESSCO announced that management had negotiated to repurchase all Brightpoint’s shares and had extracted as consideration for such repurchase Brightpoint’s agreement that it will not seek to acquire TESSCO or any of its assets or businesses for one year.

This buyback of Brightpoint’s stock came as a shock to us.  Just a few weeks ago, on June 12, 2008, at a meeting at the TESSCO offices with Mr. Robert Barnhill, Chairman and Chief Executive Officer, we proposed that TESSCO conduct a share repurchase program so that any of the public shareholders seeking liquidity might have an opportunity to sell some of their shares back to the Company.  Mr. Barnhill objected to the idea on the basis of wanting to maintain financial flexibility.  Similarly, several years ago, Discovery offered to sell a block of shares back to the Company but Mr. Barnhill told us that buying our block would impinge on the Company’s financial flexibility.  Mr. Barnhill appears to be only interested in share repurchases that eliminate the threat of potential takeover.

All these signs point to an emerging governance crisis at TESSCO, specifically director and management entrenchment, the payment of greenmail to cement management control, and disregard for the welfare of employees, customers and shareholders.  On numerous occasions, we have spoken with Mr. Barnhill about the fact that TESSCO struggles to achieve industry standard profitability and that TESSCO is too small to attract institutional investors, high quality research coverage, and a competitive valuation in the public market.  A potential acquisition by a larger strategic suitor directly addresses these deficiencies by creating revenue and cost synergies that could make the operation more competitive for the long-term benefit of customers and employees, while potentially yielding an attractive financial gain for shareholders.

For those reasons, we would have expected the Board to welcome Brightpoint’s investment and to facilitate a dialogue with Brightpoint about any possible strategic alignment between the two companies.  Instead, the Board’s adoption of a Poison Pill and higher barriers for shareholders to convene a meeting only serve to stymie interaction with would-be suitors, as well as TESSCO’s current owners.   It is especially disconcerting to watch Mr. Barnhill gradually reduce his personal investment in TESSCO, while offsetting the resulting decrease in his control with these antiquated shareholder-disenfranchising maneuvers.  The proxy that TESSCO demanded from Brightpoint, allowing TESSCO management to vote all the Brightpoint shares at the upcoming Annual Meeting, further evidences how sensitive the Board has become that shareholders may be ready to rise up and vote their shares against the Board’s recommendations in protest against these recent shareholder-disenfranchising moves.

TESSCO’s Board is regressing toward a model of management entrenchment while most U.S. companies are updating their corporate governance to embrace improved shareholder rights.   At present only 28% of the companies in the S&P 500 have Poison Pills and that number is in decline.  Our perspective on this issue has been corroborated by ISS and Glass-Lewis, the leading proxy advisory firms.  According to its published criteria, ISS recommends AGAINST or WITHHOLD from all director nominees if the Board adopts a Poison Pill without shareholder approval or does not commit to putting it to a shareholder vote within 12 months of adoption.

As the largest independent stockholder in TESSCO we implore the Board to (i) remove the poison pill, and (ii) rescind the change to the requirements to call special stockholder meetings.  Without these changes, Discovery will not be able support the current TESSCO Board of Directors.

Proposal No. 2 - Extend the date through which awards may be granted under the 1994 Stock and Incentive Plan

Discovery voted for this proposal.  The Plan would otherwise expire in one year.  Generally, we believe that management stock incentives foster an alignment with shareholder objectives, provided that the equity awards to management are not overly dilutive to shareholders.

Proposal No. 3 – Increase the number shares of common stock available for award under the 1994 Stock and Incentive Plan

Discovery voted for this proposal with serious reservations.  Discovery conducted a historical study of the dilutive impact of the equity incentive plans at all publicly-traded small-cap companies, ($100-500 million in equity market capitalization).  For the 1400 small-cap firms we studied, we found that the median amount of equity incentives outstanding as a percentage of common shares outstanding has hovered in the 5-6% range for the past five years.  The dilution suffered by TESSCO shareholders has been meaningfully greater, currently amounting to almost 15%, including the large recent issue of Performance Stock Units.  We recently spoke with TESSCO Chief Financial Officer, Dave Young, about the implications for the company.  The difference seems to be symptomatic of TESSCO’s small size relative to its executive compensation objectives.  We understand the importance of equity incentives, and generally find the Performance Stock Unit program to be a better vehicle than standard option programs. However, given the Company’s history of exceedingly dilutive award levels, we urge the Board to exercise greater restraint with respect to future grants.  The Board should seek to bring TESSCO’s equity incentive dilution in line with comparable public companies.  This issue also highlights the challenge that TESSCO faces serving all its constituencies if it insists on remaining public and independent.

Proposal No. 4 – Approve the performance criteria of the 1994 Stock and Incentive Plan for the purpose of Section 162(m) of the Internal Revenue Code

Discovery voted for this proposal.

Proposal No. 5 – Ratify the appointment of Ernst & Young LLP as the independent public accounting firm

Discovery voted for this proposal.

If the Directors of TESSCO have any questions or comments with respect to our voting considerations, please feel free to contact us.

Respectfully Submitted,

DISCOVERY GROUP I, LLC

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member